

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 23, 2008

Ms. Joanne Ferstman
Executive VP, CFO & Corporate Secretary
Dundee Corporation
1 Adelaide Street East, 28th Floor
Toronto, Ontario, Canada M5C 2V9

>       RE:     Form 40-F for the fiscal year ended December 31, 2007
>               Form 6-K filed on November 21, 2008
>                   File No. 0-25542

Dear Ms. Ferstman:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Code of Ethics, page 3

2.  You disclose that the company has not adopted a formal code of ethics.  Pursuant to
    General Instruction B(9)(a) of Form 40-F, please disclose why the company has not
    adopted a code of ethics.

Off-Balance Sheet Arrangements, page 4

3.  We note your discussion captioned "Contingencies, Commitments and Off Balance
    Sheet Obligations" on page 31 of the MD&A, as well as Note 19 to the 2007 Audited
    Consolidated Financial Statements.  It is unclear which of the disclosed obligations
    represent off-balance sheet arrangements.  Please identify clearly all your off-balance
    sheet arrangements.

Exhibits

4.  In future filings please file Exhibits 99.5 and 99.6 as separate exhibits on Edgar.

Exhibit 99.2

Consolidated Financial Statements

Independent Auditors' Report, page 2

5.  The report included states that the consolidated financial statements as at December
    31, 2006 and for the year then ended, which are included in the Form 40-F, were
    audited by other auditors.  Please advise how you determined that you did not need to
    provide the report of this other auditor, or amend your Form 40-F to include this audit
    report and corresponding consent.  Refer to Rule 2-05 of Regulation S-X.

Notes to the Financial Statements

General

6.  Please tell us how you accounted for the following transactions under both Canadian
    and US GAAP.  Please consider expanding your disclosure to clarify your accounting
    for each significant transaction under Canadian GAAP.  Your disclosures could
    include how the transaction impacted your financial statements, including the specific
    line items impacted and whether any gains or losses were recorded related to the
    transaction.  If your accounting under Canadian GAAP differs from your accounting
    under US GAAP, please also provide the relevant disclosures in your US GAAP
    reconciliation footnote.  Some of the recent significant transactions noted include the
    following:

- The dispositions of the Dundee Bank of Canada and DFG Investment Advisors, Inc. and the concurrent agreements entered into with the purchasers. Given the concurrent service agreements, please also address the appropriateness of discontinued operations presentation for US GAAP purposes;
- The disposal of your 90% interest in DFG to certain executives and the related service agreements;
- DundeeWealth's acquisition of a 100% interest in Dundee Wealth BHC from Dundee Corporation. Please address what consideration was paid, if any, by the non-controlling shareholders of DundeeWealth;
- The disposition of portfolio assets of Dundee REIT to GE Real Estate for cash and Dundee REIT units and related transactions. Please also address the appropriateness of discontinued operations presentation for US GAAP purposes;
- Agreements entered into with ACS Servicios Communicaciones y Energia S.L. and related transactions;
- Restructuring of Dundee Realty Corporation by exchanging holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty;
- Dundee Realty's sale of its 50% interest in Dundee Management Limited Partnership to Dundee REIT; and
- The spin-off of Eurogas International Inc. in July 2008 and related transactions.

Note 2 – Summary of Other Significant Accounting Policies and Basis of Presentation

Deferred Sales Commissions, page 13

7. Tell us supplementally and consider clarifying your disclosures to indicate why it is appropriate to amortize commissions paid to financial advisors on the sale of investment management products. In this regard, clarify what you mean by "sold on a deferred sales charge basis." Please address your accounting under both Canadian and US GAAP purposes.

8. Please address the appropriateness of reflecting sales commissions incurred as an investing activity within the Statement of Cash Flows for US GAAP purposes.

Revenue Recognition

Wealth Management, page 15

9. Please provide us with the following additional information. Please address any US GAAP accounting differences. Please consider expanding your discussion regarding the recognition of performance-based incentive fees to disclose the terms of your performance-based incentive fee arrangements, including:
- The measurement periods for these performance fees (monthly, quarterly, annually);

- When amounts are paid, including whether they are paid at the end of the measurement period; and
- Whether there are any situations in which you could be required to payback any of the incentives after you initially receive them.

Real Estate, page 15

10. Your disclosures indicate that additional criteria may need to be met under US GAAP pursuant to SFAS 66 in order to recognize real estate sales. Please tell us what consideration you gave as to whether there were any differences in the real estate revenue recognition criteria of US and Canadian GAAP that would need to be reflected in US GAAP reconciliation footnote.

Note 3 – Business Combinations, Dispositions and Reorganizations - Step Acquisition in DMW Inc. ("DMW") by Dundee Wealth, page 19

11. We note that you valued the 11,000,000 shares of DundeeWealth based on the trading price of these shares at the date of closing. Please address the need to provide a US GAAP reconciling item for this accounting. Refer to EITF 99-12 for guidance on determining the measurement date for securities issued in a business combination for US GAAP purposes.

Note 12 - Bank Indebtedness and Note 14 - Corporate Debt, page 28

12. Please consider disclosing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please consider disclosing the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please also consider showing the specific computations used to arrive at the actual ratios.

Note 14 – Corporate Debt, page 28

13. We note that your 5.85% Exchangeable Unsecured Subordinated Debentures (Exchangeable Debentures) are exchangeable, at the option of the holder, into Dundee REIT units (an equity method investee). We note that for Canadian GAAP purposes the carrying value of your Exchangeable Debentures is adjusted to reflect the market value of the underlying Dundee REIT units. We see no US GAAP reconciling item for this accounting. Tell us the US GAAP accounting literature you are relying on to account for these debentures as well as the related conversion feature. Also, since you record your investment in Dundee REIT at fair value for US GAAP purposes, please clarify whether a US GAAP reconciling item is necessary for the $21,118,000 gain recognized on your 2007 disposition of 1,863,594 Dundee REIT units.

Note 17 - Earnings per Share, page 33

14. Your disclosures indicate that you are subtracting amounts from your numerator for purposes of calculating diluted earnings per share. Please tell us supplementally and consider disclosing what each of these amounts relate to and why these amounts are being subtracted under Canadian GAAP and US GAAP, if applicable. Please also tell us what consideration you gave to the convertible preference shares in your determination of diluted earnings per share for purposes of calculating diluted earnings per share under Canadian GAAP as well as US GAAP. Refer to paragraphs 26 through 28 of SFAS 128. Your disclosures in note 12 of Exhibit 99.2 of your Form 6-K filed on November 21, 2008 indicate that you did not include the effect of these shares in your determination of diluted earnings per share. Please advise.

Note 18 – Stock Based Compensation

Share Loans Receivable in Subsidiaries, page 36

15. You disclose that in December 2006 you established a share loan plan and extended loans of $36,579,000 to individual employees to purchase shares of DundeeWealth. You further indicate that DundeeWealth will recognize one-third of the share loan amount as compensation expense over a three-year term. Please tell us your basis for this accounting under both Canadian and US GAAP. Based on your stated policy, tell us why you only recognized $2,643,000 as compensation expense during 2007. For US GAAP purposes, please also clarify why these loans receivable are not recorded within Stockholders' Equity. Refer to EITF 85-1.

16. Please reconcile the non-cash compensation charges of $851,000 related to the Share Option Plan, $817,000 related to the Deferred Share Unit Plan, $23,173,000 related to Share Incentive Plans and Other Stock Based Plans of DundeeWealth, $2,643,000 related to Share Loans Receivable in Subsidiaries, $1,261,000 related to Stock Option Plans of Eurogas and $409,000 related to Stock Based Compensation of Dundee Realty. These non-cash charges aggregate $29,154,000 and your statement of cash flows only reflects $19,897,000.

Note 26 - Differences Between Canadian and United States Generally Accepted Principles, page 46

17. In order to better enable readers to understand the impact of each reconciling item, please consider providing a cross-reference between each reconciling item discussed beginning on page 46 and the tables provided which highlight the differences between Canadian and US GAAP. It should be clear how much of the difference in each financial statement line item is attributed to each reconciling item discussed. Please provide for us this information supplementally and also provide us with a rollfoward

of US GAAP stockholders' equity for December 31, 2005 to December 31, 2006 as well as December 31, 2006 to December 31, 2007.

18. Please expand your disclosure of the differences between Canadian and US GAAP in calculating earnings per share to address the following:
   - Please disclose the number of shares used to determine basic and diluted earnings per share under US GAAP; and
   - Describe any differences between the methods utilized to determine the numerators and denominators in the calculations of earnings per share under Canadian and US GAAP.

Discontinued Operations, page 48

19. Please disclose the reasons for the US GAAP differences in reporting discontinued operations.

20. We note that for Canadian GAAP purposes you recorded the other than temporary impairment provision related to your ABCP investments in discontinued operations because those assets had been part of Dundee Bank of Canada. However, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank. Given your continuing involvement in these securities, it is unclear how you determined that it was appropriate for US GAAP purposes to recognize the related other-than-temporary impairment provision in discontinued operations. Please advise.

Exhibit 99.3 – Management's Discussion and Analysis

Performance Measures and Basis of Presentation, page 2

21. Given that of some your material revenue streams are based on the value of Assets Under Management and Assets Under Administration, please consider further disclosing how you calculate the value of your Assets Under Management and Assets Under Administration. Please consider the following disclosures:
   - Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management and Assets Under Administration;
   - Detailed discussion of the material estimates and assumptions used in each of the models; and
   - Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management and Assets Under Administration.

Consolidated Results of Operations, page 3

22. You provide a reconciliation of assets under management from January 1, 2007 to
December 31, 2007 on page 8.  Please consider expanding the reconciliation to
separately present and discuss each component of net flows, including redemptions,
such that readers can clearly identify any trends depicted by each category of cash
inflows and outflows.  Please also consider providing a similar reconciliation for
Assets Under Administration.

23. Please consider providing a breakdown of the types of investments included in Assets
Under Management and Assets Under Administration, such as Equity Investments,
Fixed Income Investments, or Alternative Investments.  Please also consider
providing a breakdown of investments by sectors (such as real estate, banking, or
consumer products) as of each balance sheet date.  This disclosure could be
supplemented by additional discussion in MD&A that provides a detailed analysis of
both changes in Assets by Management and Assets Under Administration by sector
and changes in fund performance by sector for each period presented.

24. Please consider expanding your disclosures to more fully describe the types of
investments included in the trading securities owned, securities owned, and available-
for-sale securities line items and the sectors that these investments are in.  Please also
consider discussing changes in these investment balances in MD&A.

Accounting Policies and Estimates

Goodwill and Other Intangible Asset Impairment, page 35

25. In the interest of providing readers with a better insight into management's judgments
in accounting for goodwill and other intangible assets, please consider disclosing the
following:
   - Each of the valuation methodologies used to value goodwill (if multiple
     approaches are used), including sufficient information to enable a reader to
     understand how each of the methods used differ, the assumed benefits of a
     valuation prepared under each method, and why management selected these
     methods as being the most meaningful for the company in preparing the goodwill
     impairment analyses;
   - How you weight each of the methods used including the basis for that weighting
     (if multiple approaches are used);
   - A qualitative and quantitative description of the material assumptions used and a
     sensitivity analysis of those assumptions based upon reasonably likely changes;
     and
   - How the assumptions and methodologies used for valuing goodwill in the current
     year have changed since the prior year highlighting the impact of any changes.

26. Please also consider addressing your consideration of the recurring operating losses recorded in the Resources segment in your impairment analysis. In this regard, we note that this segment recorded operating losses in fiscal year 2006, fiscal year 2007, and the nine months ended September 31, 2008.

Exhibit 99.5

27. The certifications required by Rule 13a-14(a) of the Exchange Act and General Instruction B(6)(a)(1) of Form 40-F need to be signed on behalf of the certifying executive and not on behalf of the company. In future filings, please ensure that the required certification is signed on behalf of the CEO and the CFO of the company. Please exclude the titles of your officers from the introductory paragraph of your 302 Certifications.

<center>FORM 6-K FILED ON NOVEMBER 21, 2008</center>

Exhibit 99.2

28. We note your discussion of the effects of the financial markets beginning on page 3. You indicate that recent economic events have made it challenging for you across all business segments, with equity prices impacting Assets Under Management and Assets Under Administrations, reduced commodity prices affecting the value of your resource-based available-for-sale securities as well as the operating results of your resource-based equity accounted investments, and a downward pressure on the sales prices of real estate assets. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to your revenues and operating results, recoverability of your assets, as well as the risk that additional charges may need to be recorded. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In regards to the recoverability of your assets, we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. You should consider providing these additional disclosures related to each type of potential impact or charge, including impairment charges related to trading securities owned, available-for-sale securities, equity accounted investments, real estate assets, goodwill and other intangibles as well as restructuring charges. Please also consider whether these types of disclosures would be more meaningful if provided at the segment level. Please also consider the following in providing additional disclosures:
   - Please consider providing qualitative and quantitative descriptions of the material assumptions used and a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes. Please also consider providing an explanation of how you determine

when there is an <u>other-than-temporary</u> impairment as well as whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired;

- Please clarify what you mean by resource-based available-for-sale securities and resource-based equity accounted investments in your discussion of the financial markets on page 3. These disclosures indicate that not all available-for-sale securities are impacted by current economic events. Please further clarify and consider quantifying any portions for which you may be more exposed to possible fair value adjustments;

- You provide a discussion of your exposure to asset-backed commercial paper and to investments in collateralized loan obligations. We urge you to continue discussing these exposures and to further consider what additional quantitative disclosures could be provided to better understand the risks associated with each of these. In light of the fair value adjustments already recorded, please consider ways to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future fair value adjustments; and

- You provide a discussion of your equity accounted investments in Breakwater Resources and Dundee Previous Metals Inc. You state that the market value of your interests in these investments is below your carrying value. Please consider how to expand your disclosures related to these investments to convey your considerations of whether these are other-than-temporary declines.

Consolidated Liquidity and Capital Resources, page 24

29. You provide a discussion of your significant sources and uses of cash and cash equivalents. Please consider further disclosing whether you believe these sources of cash and cash equivalents are sufficient to meet your needs. Please also consider further enhancing your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. For example, we note that you had $144.3 million available under the $150.0 million revolving term credit facility and DundeeWealth had $372 million in unutilized borrowings under its own credit facility as of December 31, 2007. At September 30, 2008, it appears that you had $100.7 million available under the $150 million credit facility and DundeeWealth had $334 million in unutilized borrowings under its bank credit facility. When there are significant changes in the sources of cash such as these, please advise how you determined that these sources will continue to be sufficient to meet your needs including whether alternative sources of cash are available. Please also consider discussing the potential impact of margin lending arrangements on your liquidity and capital resources.

* * * *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,


Rufus Decker
Accounting Branch Chief